September 12, 2025

Lynne Fitzpatrick
President & Chief Financial Officer
CME GROUP INC.
20 South Wacker Drive
Chicago, Illinois 60606

       Re: CME GROUP INC.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K Filed July 23, 2025
           File No. 001-31553
Dear Lynne Fitzpatrick:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 18. Segment Reporting, page 82

1. Please represent to us that you will revise future filings to include the geographic disclosures under ASC 280-10-50-41. Otherwise, tell us why they are not required.
Form 8-K Filed July 23, 2025
Exhibit 99.1, page General

2. You reference Adjusted Operating Income and state that you recorded all-time record
       Adjusted Operating Income in the second quarter of 2025. We note that you do not quantify Adjusted Operating Income or include a reconciliation from a GAAP measure to this non-GAAP measure. Please either remove reference to this non-
       GAAP measure in future releases furnished on Forms 8-K, or advise otherwise as to why it is a meaningful and useful measure and include all of the disclosure requirements of Item 10(e) or Regulation S-K.
 September 12, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Jonathan Marcus